Exhibit 99.1

THE PEOPLES HOLDING COMPANY

PLAN OF ASSUMPTION

HERITAGE FINANCIAL HOLDING CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

THIS PLAN OF ASSUMPTION (the “Plan”) was adopted by the Board of Directors of The Peoples Holding Company (the “Company”) pursuant to that certain Agreement and Plan of Merger between the Company, The Peoples Bank & Trust Company, Heritage Financial Holding Corporation (“Heritage”) and Heritage Bank, such agreement dated July 15, 2004, and effective as of January 1, 2005 (the “Merger Agreement”), under which the Company agreed to assume the rights and obligations of the Heritage Financial Holding Corporation Employee Stock Purchase Plan (the “Predecessor Plan”);

1.	Administration:

This Plan shall be administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”), who shall possess the power and authority granted under Section 4 of the Predecessor Plan, subject to the limitations set forth herein.

Without the requirement of additional action, the Committee shall be deemed to have delegated the following administrative duties to the appropriate officers or employees of the Company: (a) the preparation and issuance of such documents, if any, as may be necessary to evidence the Assumed Purchase Rights (as defined below), and (b) the authority to issue shares of Common Stock (as defined below) in connection with the exercise of such Assumed Purchase Rights at the end of the Current Offering Period (as defined below). The Committee may, from time to time, delegate such additional administrative duties as they may deem necessary or appropriate.

2.	Shares of Common Stock Reserved For Issuance:

2.1 Number and Type of Shares. Subject to adjustment as provided in Section 2.2 hereof, the number of shares of the Company’s $5.00 par value voting common stock (the “Common Stock”) that may be issued hereunder shall not exceed 5,000 shares. Common Stock issued hereunder may be authorized and unissued shares or issued shares held as treasury shares or shares acquired on the open market or through private purchase.

2.2 Adjustment. In the event of a merger, consolidation or reorganization of the Company, there shall be substituted for each share of Common Stock then subject to this Plan the number and kind of shares of stock or other securities to which the holders of Common Stock are entitled in such transaction. In the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the number of shares of Common Stock then outstanding for which the Company does not receive consideration, the number of shares of Common Stock then subject to the Plan shall be adjusted in proportion to the change in outstanding shares of Common Stock. In the event of any such event, the purchase price of any Assumed Purchase Rights and the shares of Common Stock issuable pursuant to any such assumed right shall be adjusted to the extent necessary to prevent the dilution or enlargement of such right.

3.	Assumed Purchase Rights:

3.1 Definitions. The term “Assumed Purchase Right” shall mean a right to purchase Common Stock at the end of the Current Offering Period, which right shall be determined in accordance with the terms of the Predecessor Plan, subject to modification as provided herein. The “Current Offering Period” shall be the last Offering Period (as defined in the Predecessor Plan) that commenced during the 2004 calendar year; there shall be no further Offering Periods under the Plan.

3.2 Number of Rights. The number of Assumed Purchase Rights available under this Plan shall be those purchase rights outstanding under the Predecessor Plan as of the last day of the Current Offering Period, adjusted as provided in Section 3.3 hereof. Subject to adjustment as provided in Section 2.2 hereof, no additional Assumed Purchase Rights or other rights to acquire Common Stock shall be available under the Plan.

3.2 Terms. Except as expressly provided herein, the terms and conditions applicable to the Assumed Purchase Rights and all matters incident thereto shall be those set forth under the terms of the Predecessor Plan, except that:

a.	The shares subject to the Assumed Purchase Rights shall be Common Stock; and

b.	The exercise price and the number of shares subject to each of the Assumed Purchase Rights shall be adjusted as set forth Section 2.1(i) of the Merger Agreement, as if each holder of such rights elected to receive Stock Consideration (as defined in such Merger Agreement), subject to any adjustment necessary under Treas. Reg. §1.424-1(a)(5)(iii), and except that the number of shares of Common Stock to be issued on the exercise of such rights shall be rounded down to the nearest whole integer and cash shall be issued in lieu of a fractional share.

4.	General Provisions:

4.1 Amendment and Termination. The Committee shall possess the authority to amend the terms of this Plan and the Assumed Purchase Rights hereunder; provided, however, that (a) no such amendment shall materially impair any such assumed right without the prior written consent of each affected individual, and (b) any such amendment shall be approved by the Company’s shareholders if such approval is required under applicable Federal or state law or the rules of any exchange or listing organization on which Common Stock is quoted or exchanged.

4.2 Withholding. The Company shall have the right to withhold from any payment made under the Plan or to collect as a condition of any such payment, any taxes required by law to be withheld.

4.3 Additional Legal Requirements; Legends. The obligation of the Company to deliver Common Stock hereunder shall be subject to all applicable laws, regulations, rules and approvals deemed necessary or appropriate by the Committee. Certificates for shares of Common Stock issued hereunder may be legended as the Committee shall deem appropriate.

4.4 Fractional Shares. No fractional share of Common Stock shall be issued or delivered pursuant to the Plan or any Assumed Purchase Right hereunder.

4.5 Governing Law. The validity, construction and effect of this Plan and any Assumed Purchase Right hereunder shall be determined in accordance with the laws of the State of Mississippi.

4.6 Construction. The Plan is intended to constitute an employee stock purchase plan within the meaning of Code Section 423. The Plan is further intended to constitute the assumption of the Predecessor Plan in accordance with the terms of the Merger Agreement and, except as expressly provided herein, is not intended to enlarge or otherwise modify the rights of any person under the Predecessor Plan. This Plan and the Assumed Purchase Rights hereunder are not intended to provide for a deferral of compensation within the meaning of Code Section 409A, and is intended to be This Plan and any action taken by the Committee or any person in connection with the Plan shall be interpreted and construed in a manner consistent with the provisions of this Section 4.6.

THIS PLAN was approved by the Board of Directors of The Peoples Holding Company on January 18, 2005.

The Peoples Holding Company

By:	/s/ E. Robinson McGraw
E. Robinson McGraw
President and Chief Executive Officer